UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

BayFirst Financial Corp.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
07279B104
(CUSIP Number)
November 12, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [_] Rule 13d-1(b)

    [_] Rule 13d-1(c)

    [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	07279B104

1	Names of Reporting Persons
Mark S. Berset
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [X]
3	Sec Use Only

4	Citizenship or Place of Organization
Florida
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
68,775.79168
	6	Shared Voting Power
226,017.58043
	7	Sole Dispositive Power
68,775.79168
	8	Shared Dispositive Power
226,017.58043
9	Aggregate Amount Beneficially Owned by Each Reporting Person
294,793.37211
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
7.38%
12	Type of Reporting Person (See Instructions)
IN

SCHEDULE 13G

CUSIP No.	07279B104

1	Names of Reporting Persons
Linda C. Berset
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [X]
3	Sec Use Only

4	Citizenship or Place of Organization
Florida
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
26,929.9205
	6	Shared Voting Power
267,863.45161
	7	Sole Dispositive Power
26,929.9205
	8	Shared Dispositive Power
267,863.45161
9	Aggregate Amount Beneficially Owned by Each Reporting Person
294,793.37211
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
7.38%
12	Type of Reporting Person (See Instructions)
IN

SCHEDULE 13G

CUSIP No.	07279B104

1	Names of Reporting Persons
Mark S. Berset & Linda C. Berset JTWROS
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [X]
3	Sec Use Only

4	Citizenship or Place of Organization
Florida
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
119,933.179
	6	Shared Voting Power
174,860.19311
	7	Sole Dispositive Power
119,933.179
	8	Shared Dispositive Power
174,860.19311
9	Aggregate Amount Beneficially Owned by Each Reporting Person
294,793.37211
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
7.38%
12	Type of Reporting Person (See Instructions)
IN

SCHEDULE 13G

CUSIP No.	07279B104

1	Names of Reporting Persons
Mark S. Berset 2012 Irrevocable Trust U/A Dated 12/13/12
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [X]
3	Sec Use Only

4	Citizenship or Place of Organization
Florida
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
16,180.6552
	6	Shared Voting Power
278,612.71691
	7	Sole Dispositive Power
16,180.6552
	8	Shared Dispositive Power
278,612.71691
9	Aggregate Amount Beneficially Owned by Each Reporting Person
294,793.37211
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
7.38%
12	Type of Reporting Person (See Instructions)
OO

SCHEDULE 13G

CUSIP No.	07279B104

1	Names of Reporting Persons
Linda Berset Irrevocable Trust
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [X]
3	Sec Use Only

4	Citizenship or Place of Organization
Florida
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
56,397.86
	6	Shared Voting Power
238,395.51211
	7	Sole Dispositive Power
56,397.86
	8	Shared Dispositive Power
238,395.51211
9	Aggregate Amount Beneficially Owned by Each Reporting Person
294,793.37211
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
7.38%
12	Type of Reporting Person (See Instructions)
OO

SCHEDULE 13G

CUSIP No.	07279B104

1	Names of Reporting Persons
Linda C. Berset Family Trust
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [X]
3	Sec Use Only

4	Citizenship or Place of Organization
Florida
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
6,575.96573
	6	Shared Voting Power
288,217.40638
	7	Sole Dispositive Power
6,575.96573
	8	Shared Dispositive Power
288,217.40638
9	Aggregate Amount Beneficially Owned by Each Reporting Person
294,793.37211
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
7.38%
12	Type of Reporting Person (See Instructions)
OO

Item 1.

(a) Name of Issuer: BayFirst Financial Corp.

(b) Address of Issuer’s Principal Executive Offices:
700 Central Avenue
St. Petersburg, Florida 33701

Item 2.

(a) Name of Person Filing:
Mark S. Berset
Linda C. Berset
Mark S. Berset & Linda C. Berset JTWROS
Mark S. Berset 2012 Irrevocable Living Trust U/A Dated 12/13/12
Linda Berset Irrevocable Trust
Linda C. Berset Family Trust

(b) Address of Principal Business Office or, if None, Residence:
1 Beach Drive SE
Suite 230, Second Floor
St. Petersburg, Florida 33701

(c) Citizenship: Florida

(d) Title and Class of Securities: Common Stock

(e) CUSIP No.: 07279B104

Item 3.     If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)    [_]    Broker or dealer registered under Section 15 of the Act;
(b)    [_]    Bank as defined in Section 3(a)(6) of the Act;
(c)    [_]    Insurance company as defined in Section 3(a)(19) of the Act;
(d)    [_]    Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)    [_]    An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)    [_]    An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)    [_]    A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)    [_]    A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)    [_]    A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)    [_]    A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)    [_]    Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Not applicable.

Item 4.     Ownership

(a)    Amount Beneficially Owned:
    (b)    Percent of Class:
    (c)    Number of shares as to which such person has:
    (i) Sole power to vote or to direct the vote:
    (ii) Shared power to vote or to direct the vote:
(iii) Sole power to dispose or to direct the disposition of:
(iv) Shared power to dispose or to direct the disposition of:

The information required by this item with respect to each reporting person is set forth in the cover pages to this Schedule 13G.

The percent of class represented by the amount beneficially owned by each reporting person is based on 3,972,010.68 shares of common stock outstanding as of November 12, 2021.

Mark S. Berset owns options to purchase 16,950 shares of common stock, which are included in his total. Options for 3,900 shares are exercisable at $14.67 per shares and vest in three equal annual installments beginning one year after the 3/15/2019 date of grant. Options for 3,900 shares are exercisable at $15.67 per share and vest in three equal annual installments beginning one year after the 1/15/2020 date of grant. Options for 3,750 shares are exercisable for $14.67 per share and vest in three equal annual installments beginning one year after the 1/14/2021 date of grant. Options for 5,400 shares are exercisable for $17.33 per share and vest in three equal annual installments beginning one year after the 6/12/2018 date of grant.

The Linda Berset Irrevocable Trust owns 5,210 stock purchase warrants, which are included in his total. The warrants are presently exercisable to purchase 7,815 shares of common stock for $18.00 per share

Mark S. Berset and Linda C. Berset are spouses who share the same residence. Mr. Berset is the settlor, trustee, and a beneficiary of the Mark S. Berset 2012 Irrevocable Living Trust U/A Dated 12/13/12. Ms. Berset is the settlor, trustee, and a beneficiary of the Linda Berset Irrevocable Trust and the Linda C. Berset Family Trust.

Due to these relationships, each of the reporting persons may be deemed to be: (i) the beneficial owner of the shares directly held by the other reporting persons; and (ii) each of the reporting persons may be deemed a member of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 or Rule 13d-5 thereunder with one or more of the other reporting persons hereunder. Although the reporting persons are reporting their ownership of such securities as if they were members of a “group,” the filing of this Schedule 13G shall not be construed as an admission by any reporting person that such reporting person is the beneficial owner of any securities other than those directly held by such reporting person.

Item 5.     Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Not applicable.

Item 6.    Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.    Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.    Identification and classification of members of the group.

The information required by this item with respect to each reporting person is set forth in Item 4 of this Schedule 13G and the Joint Filing Agreement attached as Exhibit A to this Schedule 13G.

Item 9.    Notice of Dissolution of Group.

Not applicable.

Item 10.    Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Mark S. Berset November 15, 2021
Mark S. Berset Date

/s/ Linda C. Berset November 15, 2021
Linda C. Berset Date

Mark S. Berset 2012 Irrevocable Living Trust U/A Dated 12/13/12

By: /s/ Mark S. Berset November 15, 2021
Mark S. Berset Date
Trustee

Linda Berset Irrevocable Trust

By: /s/ Linda C. Berset November 15, 2021
Linda C. Berset Date
Trustee

Linda C. Berset Family Trust

By: /s/ Linda C. Berset November 15, 2021
Linda C. Berset Date
Trustee

EXHIBIT A

JOINT FILING AGREEMENT

This Joint Filing Agreement (this “Agreement”) hereby confirms the agreement by and among all of the undersigned that the Schedule 13G which this Agreement is attached as Exhibit A with respect to the beneficial ownership of the undersigned of shares common stock of BayFirst Financial Corp. is being filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

/s/ Mark S. Berset November 15, 2021
Mark S. Berset Date

/s/ Linda C. Berset November 15, 2021
Linda C. Berset Date

Mark S. Berset 2012 Irrevocable Living Trust U/A Dated 12/13/12

By: /s/ Mark S. Berset November 15, 2021
Mark S. Berset Date
Trustee

Linda Berset Irrevocable Trust

By: /s/ Linda C. Berset November 15, 2021
Linda C. Berset Date
Trustee

Linda C. Berset Family Trust

By: /s/ Linda C. Berset November 15, 2021
Linda C. Berset Date
Trustee